news release

Zi Corporation Signs Decuma License with ZTE

Chinese Giant to add Decuma to their existing Zi product base

CALGARY, AB, July 10, 2008 – Zi Corporation (NASDAQ: ZICA) (TSX: ZIC) (the “Company” or “Zi”), a leading innovator of mobile discovery & advertising solutions, today announced the signing of a contract with the Chinese telecommunications equipment manufacturer, ZTE Corporation (SZSE: ZTE) (HKEX: ZTE), for the delivery of Decuma™ Chinese and English.

Zi is to receive royalties for units of products shipped using the Decuma software under this deal.

With sales of over $5 billion US dollars in 2007, ZTE plays an important role in the international telecom community. It has established strategic cooperation agreements with leading telecom giants such as Portugal Telecom, France Telecom, Alcatel, Ericsson and Nortel in NGN and mobile systems, with Hutchison in 3G, and with Marconi in optical transmission systems. ZTE ships nearly 30 million handset units (including mobile phones, data cards, modems, fixed wireless terminals (FWT’s), among others) per year.

Milos Djokovic, President and CEO of Zi Corporation, said “We are delighted that ZTE has chosen our handwriting recognition solution in addition to other Zi predictive text products. ZTE has one of the most complete telecommunications product lines in the world, covering virtually every vertical sector of the wireline, wireless and terminal markets, which coupled with Zi Corporation’s comprehensive product and language base, can certainly address ZTE’s global market reach.”

Adam Zhang, Director of Research and Development at ZTE Corporation, said “With its independent and creative R&D capability and customer-oriented and market-driven strategy, ZTE is capable of developing and producing market-leading, first-class mobile technologies. We are confident that Zi Corporation’s Decuma handwriting recognition solution will enable us to deliver new products with reliable and accurate pen input capabilities, as well as enhance our end users’ experience.”

About ZTE

Founded in 1985, ZTE Corporation has been listed as an A-Share company on Shenzhen Stock Exchange since 1997. In December 2004, ZTE was successfully listed on the Main Board of The Stock Exchange in Hong Kong. ZTE recorded contract sales of approximately USD 5 billion (RMB 34 trillion) in 2007.  For more information, please visit http://wwwen.zte.com.cn.

About Zi Corporation

Zi Corporation is a leading provider of discovery and usability solutions for Mobile Search, Input and Advertising. Zi Corporation's suite of award-winning products offers innovative ways for mobile operators to showcase new services and content to their subscribers, while encouraging users to get the most out of their communication devices.  Increased device usage can help mobile operators drive additional revenues and lead to improved customer retention.

Zi products are featured on more than 1000 handset models and implemented across most technology platforms in the market today.

Zi is a software company committed exclusively to evolving its innovative product family in support of its licensees worldwide.  A publicly traded company, Zi Corporation is listed on NASDAQ (ZICA) and the Toronto Stock Exchange (ZIC).  For more information, please visit zicorp.com.

This release may be deemed to contain forward-looking statements under applicable securities laws.  These forward-looking statements include, among other things, statements regarding future events and the future financial performance of Zi Corporation that involve risks and uncertainties.  Readers are cautioned that these forward-looking statements are only predictions and may differ materially from actual future events or results due to a variety of factors, including: the growth trends in the input technology industry; new product development; global economic conditions and uncertainties in the geopolitical environment; financial and operating performance of Zi OEM customers and variations in their customer demand for products and services; the ability to successfully acquire businesses and technologies and to successfully integrate and operate these acquired businesses and technologies; dependence on the introduction and market acceptance of new product offerings and standards; rapid technological and market change; matters affecting Zi Corporation's significant shareholder; litigation involving patents, intellectual property, and other matters; the ability to recruit and retain key personnel; Zi Corporation's ability to manage financial risk; currency fluctuations and other international factors; potential volatility in operating results and other factors listed in Zi Corporation's filings with the Securities and Exchange Commission.  Any projections in this release are based on limited information currently available to Zi Corporation, which is subject to change.  Although any such projections and the factors influencing them will likely change, except to the extent required by law, Zi Corporation will not necessarily update the information.  Such information speaks only as of the date of this release.

Zi™, eZiType™, eZiText™, Decuma and Qix™ are trademarks of Zi and/or its subsidiaries.  All other trademarks are the property of their respective owners.

For more information:

For Zi Corporation:

Milos Djokovic
President and CEO
milos@zicorp.com
+1 (403) 537 9789

BCS PR
Emma Tagg
emma@bcspr.co.uk
+44 (0) 115 948 6901

CAMERON Associates
Al Palombo
al@cameronassoc.com
+1 (212) 245 8800